02 SEP 11 AM 7:25

Grupo Dataflux, S.A. de C.V.

Date: September 9, 2002

02049997

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

dlw 9/17

Dataflux

TWO NEW CNCI LOCATIONS RECEIVED OFFICIAL CERTIFICATION

Monterrey, Mexico, September 9, 2002 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY), a Mexican Education and Information services company, today announced that two out of its new 9 "Colegio Nacional de Capacitacion Intensiva" college locations received Official Certification from the Mexican Ministry of Education (SEP). CNCI awaits for the certification for the rest of its 7 locations.

With these, the CNCI reaches 12 college locations. CNCI's masterplan aims at 33 locations for 2003, and 107 locations for 2007. It also aims at 9,000 students for the 2003-2004 academic year and more than 26,000 for 2007.

"We are very pleased with the progress of our college programs. This event strengthens our formal education courses," said Mr. Gilberto Caballero, CNCI's CEO.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are CNCI, the largest network of computer training schools in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Colombia.

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Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091